ARTEC CONSULTING CORP.

Allmandring str. 22d - 31

Stuttgart, Germany 70569

Tel. (702) 879-4245

Email: artecconsultingcorp@gmail.com

April 2, 2013

Mr. Edward M. Kelly

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Artec Consulting Corp.

Amendment No.1 to Registration Statement on Form S-1

Filed February 19, 2013

File No. 333-186732

Dear Mr. Edward M. Kelly:

Artec Consulting Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated April 1, 2013 (the "Comment Letter"), with reference to the Company's Amendment number 1 to the registration statement on Form S-1 filed with the Commission on March 26, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Notwithstanding your response to comment one in our March 18, 2013 letter, we continue to believe that you are a shell company. As noted in our prior comment one, the definition of a shell company does not turn on management’s business experience or the company’s active pursuit of a business plan, but rather on the nature and size of your business operations and assets. Since “you are solely dependent upon the funds to be raised in this offering to start [y]our business,” and currently have nominal cash assets, please revise your disclosure throughout the registration statement to state that you are a shell company as defined in Rule 405 of Regulation C under the Securities Act.

Our response: We have revised our disclosure throughout the registration statement to state that we are currently a shell company.

Registration Statement’s Facing Page

2. Refer to comment four in our March 18, 2013 letter. As noted previously, your primary standard industrial classification code number in our EDGAR system is 5030. Please revise.

Our response: In response to this comment we have contacted to Tom Sanders at the Securities and Exchange Commission Tel. (202) 551-3526 to change our primary standard industrial classification code number in your EDGAR system; however, we have been told that we can do it only when the review is complete and our registration statement is effective. We will change our primary standard industrial classification code number in your EDGAR system as soon as our registration statement is effective.

Negotiate Agreements with potential wholesale customers, page 18

3. We note your revised disclosure in response to comment nine in our letter dated March 18, 2013. Considering the significant market barriers in pursuing distribution arrangements with large chain stores as well as your lack of experience and funding, it is not readily apparent why you will initially focus on becoming a distributor to these established chain stores. In addition, based on the “Marketing” disclosure on page 22, it appears that you intend to initially pursue agreements with “numerous local flooring distributors.” Please expand your disclosure to provide investors with better insight into your plans of operation while ensuring consistency among your filing disclosures.

Our response: We have revised our disclosure in accordance with the comments of the commission.

Description of Business, page 21

General, page 21

4. We note your revised disclosure in response to comment 11 in our letter dated March 18, 2013. Please revise your disclosure to provide the basis upon which you claim the qualities of your product, such as “its hardness, ware resistance” and its versatile application. In addition, please remove the reference to the third party’s website since the hyperlinked information would become a part of the prospectus, which must be filed as part of the prospectus in the effective registration statement and will be subject to liability under Section 11 of the Securities Act. Please refer to our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

Our response: We have revised our disclosure to remove the reference to the third party’s website. We have also deleted claim of the qualities of our product, such as “its hardness, ware resistance” and its versatile application.

Directors, Executive Officers, Promoter and Control Persons, page 26

5. Refer to comment 14 in our March 18, 2013 letter. Please provide the full names of the companies for which Ms. Elizaveta Padaletc provided consulting services in the last five years. Further enhance the disclosure regarding her business experience by identifying the nature of the responsibilities undertaken by her in providing consulting services to these specific companies. Refer to Item 401(e)(1) of Regulation S-K.

Our response: We have revised to provide the full names of the companies for which Ms. Elizaveta Padaletc provided consulting services in the last five years and enhance the disclosure regarding her business experience by identifying the nature of the responsibilities undertaken by her in providing consulting services to these specific companies.

Regulation M, page 29

6. We note the revised disclosure in response to comment 18 in our March 18, 2013 letter. Since this is a primary offering by the company and not a secondary offering by a selling security holder, please delete the references to the selling security holder throughout your disclosure here, and clearly identify the nature of this offering as self-underwritten.

Our response: We have revised our Regulation M section in accordance with the comments of the commission.

Exhibit 23.1

7. Please include a currently dated auditor’s consent with your next amendment.

Our response: We have included a currently dated auditor’s consent with our Amendment #2.

Please direct any further comments or questions you may have to the company at artecconsultingcorp@gmail.com or to the company's legal counsel Mr. Scott Olson, Esq. at:

Scott Olson, Esq.

Attorney at Law

274 Broadway, Costa Mesa, CA 92627

Tel. (310) 985-1034

Fax (310) 564-1912

Email: sdoesq@gmail.com

Thank you.

Sincerely,

/S/ Elizaveta Padaletc

Elizaveta Padaletc, President

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